November 25, 2009


Mr. H. Christopher Owings, Assistant Director
Ms. Alexandra M. Ledbetter, Attorney-Advisor
Ms. Ellie Bavaria, Special Counsel
Securities and Exchange Commission
Washington D.C. 20549

Re: Eco Building International
    Registration Statement on Form S-1
    Filed July 8, 2009
    File No. 333-160476

To Whom It May Concern:

On behalf of Eco Building International, a Nevada corporation (the "Company"), we submit the following responses which correspond to the numerical comments contained in the Securities and Exchange Commission letter dated November 16, 2009 (the "SEC Letter") regarding the Registration Statement on Form S-1 (the "Registration Statement").

Agreements, Page 17

1)   Language has been changed on page 17 to remove inconsistencies.

Notes to the Financial Statements, Page F-14

2) The suggested statement has been added to the discloser in the notes to financial statements.

Exhibit 10.1

3) The difference between the two filings is the most recent Exhibit 10.1 has been amended to remove any statements regarding distribution. Since Eco Building International will not be distributing products we felt this statement was misleading. Also since the letter was written in the form of a letter of intent we felt the name better represented the document than "agreement". Both Mr. Kidney and Mr. Katrecko have agreed to the revisions and executed the new agreement.

Exhibit 23.1

4)   A revised consent letter has been filed as an Exhibit.

Sincerely,


/s/ Christopher Kidney
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